EXHIBIT 99.1

Stantec selected as Program Management Consultant for Metro Vancouver’s Iona Island Wastewater Treatment Plant Projects

The largest capital program undertaken by Metro Vancouver will protect human health and improve the marine environment

EDMONTON, Alberta and VANCOUVER, British Columbia and NEW YORK, July 06, 2022 (GLOBE NEWSWIRE) -- TSX, NYSE:STN

Stantec, a global leader in sustainable design and engineering, has been selected as the Program Management Consultant (PMC) for the Iona Island Wastewater Treatment Plant (IIWWTP) Projects in Vancouver, British Columbia. The $9.9 billion (CAD) multi-year program includes construction of a new tertiary treatment facility and a range of ecological restoration and off-site works projects that will improve the connection between infrastructure, the community, and the environment.

The IIWWTP Projects are the largest capital program ever undertaken by Metro Vancouver—a federation of 23 municipalities, one electoral area, and one treaty First Nation that collaboratively plans for and delivers regional-scale services. As the selected PMC, Stantec will provide a multi-disciplinary team of resources to deliver a broad range of program management and technical support services. The Stantec team will integrate with Metro Vancouver staff, working together collaboratively to manage the development and implementation of the Program.

“It’s a privilege to help deliver such a transformational project with Metro Vancouver,” says Ryan Roberts, Stantec’s North American Water Business Leader. “Our local and global experts have extensive experience delivering major, multi-year wastewater programs that will work in partnership to achieve Metro Vancouver’s safety, schedule, budget, and quality objectives for this critical program. This program will be a shining example for large water infrastructure programs for communities around the world.”

The IIWWTP will be designed with consideration of local First Nations and community stakeholders and will increase the level of treatment to improve both water quality and the surrounding marine environment. With a focus on recovering sustainable energy from wastewater, it will integrate with surrounding ecological restoration efforts and provide economic opportunities for First Nation entities. The project also aims to improve seismic resiliency to withstand earthquakes, combat potential sea level rise, and mitigate other anticipated impacts a changing climate may have on the facility throughout the 21st century.

As PMC, Stantec will collaborate with Metro Vancouver to provide a variety of management and technical functions. These include program mobilization, program management, cost and schedule control, design management and technical integration, construction administration, permitting and approvals support, communications and engagement support, and commissioning and operations integration support. Completion of the IIWWTP Projects is currently scheduled for 2038 with tertiary treatment commissioning in 2035.

Stantec was selected, in part, due to the firm’s global experience with projects of similar scale, including the successful program management of the Capital Regional District wastewater program in Victoria, British Columbia. A significant portion of the project team is based in the Vancouver area, and have worked together on other large-scale wastewater treatment plant projects such as the Pure Water Program in San Diego, and the San Jose-Santa Clara Regional Wastewater Facility Capital Improvement Plan.

By viewing all aspects of water as an integrated system, Stantec is helping to confront global water challenges and accelerate the pathway to a more sustainable, reliable, and affordable future that provides improved water, energy, and infrastructure solutions. Learn more at stantec.com/water.

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That's why at Stantec, we always design with community in mind.

We care about the communities we serve—because they're our communities too. This allows us to assess what's needed and connect our expertise, to appreciate nuances and envision what's never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We're designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Cautionary Note Regarding Forward-Looking Statements
This news release contains forward-looking statements regarding the initiatives and projects described above. Forward-looking statements also include any other statements that do not refer to historical facts. By their nature, forward-looking statements are based on assumptions and subject to inherent risks and uncertainties. There is a risk that the initiatives and projects described above may be delayed, cancelled, suspended, or terminated. This could cause future results to differ materially from the forward-looking statements made in this news release. Except as may be required by law, Stantec undertakes no obligation to publicly update or revise any forward-looking statements. Forward‑looking statements are provided herein for the purpose of giving information about the initiatives and projects referred to above and their expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

Media Contact	Investor Contact
Danny Craig	Tanya Finney
Stantec Media Relations	Stantec Investor Relations
Ph: (949) 632-6319	Ph: (403) 205-5791
danny.craig@stantec.com	tanya.finney@stantec.com

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